

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 4, 2009

Mr. Philip Cook
Senior Vice President and CFO
Quicksilver Resources Inc.
777 West Rosedale St.
Fort Worth, TX 76104

>   **Re: Quicksilver Resources Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 3, 2009**
>   **Response letter dated July 2, 2009**
>   **File No. 1-14837**

Dear Mr. Cook:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended

Engineering Comments

1.   We have reviewed your response to prior comment four of our letter dated June 22, 2009. We requested you provide for all Barnett Shale wells drilled in 2008 their pre-drill and post-drill reserves estimates, not the average for all wells. In addition, we requested the pre-drill reserve estimate for all new proved undeveloped Barnett Shale locations booked for the first time at December 31, 2008. We re-issue prior comment four of our letter dated June 22, 2009 and also please note for each well or location if it is a north or south location.

2.   We have reviewed your response to prior comment seven. It appears that footnote three is an inadequate explanation for the change of reserves due to extensions and discoveries. Most investors realize that extensions are additions attributable to additional drilling activity subsequent to discovery. Please expand the proposed disclosure to include additional details such as the field and

reservoir where the additional reserves are located and the nature of the additions such as percent proved developed and percent proved undeveloped.

3.   We have reviewed your response to prior comment eight. Please confirm that the forecasted amount of production for 2008 in your 2007 reserve report that you cite is from your total proved case and not just the proved developed producing case and that this forecast includes all the proved undeveloped reserves estimated to be drilled in 2008.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

                                                        Sincerely,

                                                        Chris White
                                                        Branch Chief